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                   METLIFE INSURANCE COMPANY OF CONNECTICUT

                                 APRIL 5, 2013

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:  MetLife Insurance Company of Connecticut ("MetLife")
          Form S-3 Registration Statement
          Pre-Effective Amendment No. 2 under the Securities Act of 1933 File No. 333-185333

Dear Sir or Madam:

   MetLife filed on April 5, 2013 Pre-Effective Amendment No. 2 under the Securities Act of 1933, as amended, to the above-referenced Registration Statement on Form S-3.

   In connection with this filing, the MetLife acknowledges that:

    1. should the Securities and Exchange Commission ("Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve MetLife from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    3. MetLife may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Sincerely,


                                                  /s/ Elizabeth M. Forget
                                                  ------------------------------
                                                  Elizabeth M. Forget
                                                  Senior Vice President